EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION
Computation of Basic and Diluted Earnings Per Common Share
For the Three and Six Months Ended April 30, 2000 and 1999
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended April 30,		Six Months Ended April 30,
	2000	1999	2000	1999
Basic Net Earnings	$ 6,937	$ 7,142	$ 11,763	$ 12,199
Weighted Average Number of Common Shares Outstanding	17,358	17,338	17,354	17,332
Net Earnings per Common Share - Basic	$ .40	$ .41	$ .68	$ .70
Diluted Net Earnings	$ 6,937	$ 7,142	$ 11,763	$ 12,199
Weighted Average Number of Common Shares Outstanding	17,358	17,338	17,354	17,332
Net Shares Assumed to be Issued for Stock Options	180	322	184	353
Weighted Average Number of Common Shares and Common Equivalent Shares Outstanding	17,538	17,660	17,538	17,685
Net Earnings per Common Share - Diluted	$ .40	$ .40	$ .67	$ .69